Exhibit 99.1

Foresight Successfully Completes Project with Prominent Japanese Vehicle Manufacturer

Paving the Way for Future Collaborations: Exploring Next Steps in Integrating Foresight’s Advanced Automatic Camera Calibration Solution

Ness Ziona, Israel – February 05, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision solutions, announced today the successful completion of two proof of concept (POC) projects with a leading Japanese vehicle manufacturer, the initiation of these projects was reported by the Company on August 14, 2023.

The vehicle manufacturer, currently employing stereo cameras in its advanced driver assistance systems (ADAS), evaluated the accuracy of Foresight’s unique automatic calibration capabilities to enhance 3D depth perception. Following satisfactory results, the parties are exploring co-development initiatives for further evaluation of the solution’s capabilities.

Prospective collaboration may involve integrating Foresight’s technology into the passenger vehicles of the manufacturer. This integration has the potential to enhance precision in distance measurement, as well as improve object detection and classification, thereby elevating the overall safety system of the automaker’s vehicles.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that the parties are exploring co-development initiatives for further evaluation of the solution’s capabilities, that the prospective collaboration may involve incorporating Foresight’s technology into the passenger vehicles of the vehicle manufacturer and that this integration has the potential to enhance precision in distance measurement, as well as improve object detection and classification, thereby elevating the overall safety system of the relevant vehicles. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654